[redacted]

SECU 08033407 SION

SEC Mail Processing Section
DEC 30 2008
Washington, DC
105

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/07 (MM/DD/YY) AND ENDING 10/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SLOAN SECURITIES CORP.

OFFICIAL USE ONLY
17930
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO EXECUTIVE DRIVE
(No. and Street)

FORT LEE (City) NEW JERSEY (State) 07024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS HERITY 201-592-9900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROSENBERG RICH BAKER BERMAN & COMPANY
(Name – *if individual, state last, first, middle name*)

380 FOOTHILL ROAD, BRIDGEWATER, NEW JERSEY 08807
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 16 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, THOMAS HERITY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SLOAN SECURITIES CORP., as of OCTOBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMELIA S. MAY
NOTARY PUBLIC, STATE OF NEW JERSEY
My Commission Expires August 12, 2013

Signature

CHIEF COMPLIANCE OFFICER
Title

Amelia S. May 12-19-08
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sloan Securities Corp.
Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
Year Ended October 31, 2008

Sloan Securities Corp.
Index to the Financial Statements
October 31, 2008

Page

Rosenberg Rich
Baker Berman
& COMPANY

A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

380 Foothill Road • P.O. Box 6483 • Bridgewater, NJ 08807-0483
Phone: 908-231-1000 • FAX: 908-231-6894
Website: www.rrbb.com • E-Mail: info@rrbb.com

Independent Auditors' Report

To the Board of Directors and Stockholder of
Sloan Securities Corp.

We have audited the accompanying statement of financial condition of Sloan Securities Corp. as of October 31, 2008 and the related statements of income, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sloan Securities Corp. as of October 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
December 18, 2008

Sloan Securities Corp.
Statement of Financial Condition
October 31, 2008

Assets	
Cash and equivalents	$ 565,716
Deposit with clearing agent	101,924
Restricted cash	29,329
Due from clearing agent	521,157
Investment securities:	
Marketable	26,317
Not readily marketable	112
Commissions receivable	63,732
Employee advances	10,256
Prepaid income taxes	13,500
Income tax refunds receivable	142,149
Miscellaneous receivables	157,213
Prepaid expenses and other assets	10,362
Total Current Assets	1,641,767
Office equipment and furniture, less accumulated depreciation of $110,886	92,838
Deferred income taxes	79,000
Total Assets	1,813,605
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable	663,063
Accrued expenses	390,904
Payroll taxes payable	8,809
Total Current Liabilities	1,062,776
Agent deposit	25,000
Loan subordinated to the claims of general creditors	350,000
Total Liabilities	1,437,776
Commitments and Contingencies	-
Stockholder's Equity	
Common stock, no par value, 2,500 shares authorized; 200 shares issued and outstanding	18,000
Paid-in capital	99,599
Retained earnings	258,230
Total Stockholder's Equity	375,829
Total Liabilities and Stockholder's Equity	$ 1,813,605

See notes to the financial statements.

Sloan Securities Corp.
Statement of Income
Year Ended October 31, 2008

Revenues	
Commissions	$12,347,115
Investment banking fees	195,000
Advisory fees	141,761
Other income	57,500
Interest	18,536
Net loss on marketable investment securities	(11,515)
Total Income	12,748,397
Operating Expenses	
Commissions	5,993,422
Payroll and commissions	3,772,575
Payroll taxes and benefits	162,071
Clearing charges	1,194,174
Internet and trading systems	816,008
Office	76,042
Insurance	102,885
Regulatory fees	72,396
Dues and subscriptions	8,339
Telephone	40,954
Professional fees	195,670
Legal settlements	89,220
Travel	34,914
Entertainment	83,302
Automobile expenses	35,272
Charity	34,036
Interest	12,483
Website design and maintenance	21,725
Rent	262,665
Depreciation	35,385
Miscellaneous	16,226
Consulting	53,083
Seminar fees and research	86,950
Penalties	65,129
Licensing and continuing education	4,046
Total Operating Expenses	13,268,972
Loss Before Income Taxes	(520,575)
Income Tax Benefit	193,953
Net Loss	$ (326,622)

See notes to the financial statements.

Sloan Securities Corp.
Statement of Changes in Stockholder's Equity
Year Ended October 31, 2008

	Common Stock				
	Shares	Amount	Paid-In Capital	Retained Earnings	Total
Balance, October 31, 2007	200	$ 18,000	$ 99,599	$ 584,852	$ 702,451
Net loss for the year ended October 31, 2008	-	-	-	(326,622)	(326,622)
Balance, October 31, 2008	200	$ 18,000	$ 99,599	$ 258,230	$ 375,829

See notes to the financial statements.

Sloan Securities Corp.
Statement of Changes in Subordinated Borrowings
Year Ended October 31, 2008

Subordinated borrowings at October 31, 2007	$ 100,000
Increases	350,000
Decreases	(100,000)
Subordinated borrowings at October 31, 2008	$ 350,000

See notes to the financial statements.

Sloan Securities Corp.
Statement of Cash Flows
Year Ended October 31, 2008

Cash Flows From Operating Activities:	
Net Loss	$ (326,622)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:	
Depreciation	35,385
Deferred income taxes	(79,000)
Decreases (Increases) in Assets	
Deposit with clearing agent	4,891
Restricted cash	(343)
Due from clearing agent	16,319
Investment securities, marketable	904,227
Investment securities, not readily marketable	123
Commissions receivable	10,739
Employee advances	(7,368)
Prepaid income taxes	33,200
Income tax refunds receivable	(142,149)
Miscellaneous receivables	(154,059)
Prepaid expenses and other assets	9,915
Increases (Decreases) in Liabilities	
Accounts payable	37,298
Accrued expenses	(128,902)
Payroll taxes payable	8,711
Income taxes payable	(1,750)
Net Cash Provided by Operating Activities	220,615
Cash Flows From Investing Activities:	
Purchases of office equipment and furniture	(24,867)
Net Cash Flows Used in Investing Activities	(24,867)
Cash Flows From Financing Activities:	
Repayment of subordinated borrowings	(100,000)
Proceeds from subordinated borrowings	350,000
Net Cash Flows Provided by Financing Activities	250,000
Net Increase in Cash	445,748
Cash, Beginning of Year	119,968
Cash, End of Year	$ 565,716

Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Interest	$ 12,483
Income taxes	$ 9,907

See notes to the financial statements.

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business

The Company is a Registered Broker Dealer with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA) and is a member of the Municipal Securities Rulemaking Board (MSRB). The Company is a brokerage firm that sells securities and provides banking and investment services to corporations and individuals located in thirty-three states of the United States and various European and Asian countries.

Basis of Accounting

The Company employs the accrual method of accounting for both financial and income tax reporting purposes.

Estimates and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Deposit with Clearing Agent

The Company, per the terms of its clearing agreement, is required to maintain a restricted security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement.

Due from Clearing Agent and Commissions Receivable

The Company clears all security transactions through its clearing agent. Amounts earned are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing agent to be fully collectible, and accordingly, no allowance for doubtful accounts has been established.

Commissions receivable are amounts due to the Company from various mutual fund and insurance companies earned through October 31, 2008. Amounts are considered fully collectible and no allowance has been made against them as of October 31, 2008.

Restricted Cash

The Company is required to maintain restricted money market account deposits as collateral for a standby letter of credit, as further described in the RESTRICTED CASH AND LEASE GUARANTEE footnote.

Marketable Investment Securities

Marketable securities are valued at fair market with the resulting realized difference between cost and market (or fair value) included in income. Fair market value fluctuations of securities maintained by the company are adjusted monthly with the resulting unrealized appreciation or depreciation included in the current income statement.

Income Taxes

The Company complies with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable plus or minus the change during the period in deferred tax assets and liabilities.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense amounted to $14,183 for the year ended October 31, 2008.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Depreciation

The cost of office equipment and furniture is depreciated for financial reporting purposes on a straight-line basis over the estimated useful lives of the assets: 3 to 5 years for computer equipment. Repairs and maintenance expenditures which do not extend the useful lives of the related assets are expensed as incurred.

Fair Value of Financial Instruments

The fair values of cash, accounts receivable, miscellaneous receivables, accounts payable and other short-term obligations approximate their carrying values because of the short maturity of these financial instruments. The carrying values of the Company's long-term obligations approximate their fair value. In accordance with Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," rates available at the balance sheet date to the Company are used to estimate the fair value of existing debt.

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial statement. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

CONCENTRATIONS OF BUSINESS AND CREDIT RISK

At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits.

The Company is subject to credit risk arising from its transactions with its counterparties for securities purchases and sales. Credit risk is the amount of accounting loss that the Company would incur if the counterparty fails to perform its obligations under the contractual terms.

The Company has declined to obtain Errors and Omissions insurance coverage which could expose the Company or its representatives to claims without insurance protection.

INVESTMENT SECURITIES

Readily Marketable

Marketable securities owned consists of trading and investment securities at market values, as follows:

	Readily Marketable Securities
Corporate stocks	$ 26,317
Total	$ 26,317

Not Readily Marketable

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At October 31, 2008, these securities carried at estimated fair values consist of the following:

Description of Holdings	Cost	Fair Market Value
Restricted securities received as compensation	$ 14,355	$ 112

LOANS SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The following subordinated loans had been issued subject to Subordinated Loan Agreements pursuant to the rules and regulations of FINRA.

One loan subordinated to the claims of general creditors for $100,000 was repaid during 2008. The three year note payable was due and paid by January 31, 2008 to the 100% stockholder President of the Corporation. Interest expense, at a rate of 7% per annum, paid to the President during the year ended October 31, 2008 for this obligation, was $1,750.

A new three year, $200,000 loan subordinated to the claims of the general creditors was obtained in April, 2008. Interest at a rate of 6.5% per annum, is paid monthly. The loan is due April 30, 2011, and no principal payments were made on this note during the year ended October 31, 2008.

In September, 2008, the Company received a new three year, $150,000 loan subordinated to the claims of general creditors from the 100% stockholder President of the Corporation. Interest expense, at a rate of 8% per annum, paid to the President during the year ended October 31, 2008 for this obligation, was $1,000. The loan is due October 27, 2011, and no principal payments were made on this note during the year ended October 31, 2008.

As of October 31, 2008, there was no interest payable on these outstanding loans.

The Agreements may be withdrawn by the lender at the stated maturity date, or retirement can be accelerated by the Company. The subordinated loans can be retired only if, after giving effect to such retirements, the Company meets net capital requirements governing withdrawal of subordinated debt.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2008, the Company has net capital of $150,878, which was $50,878 in excess of its required net capital. The Company's net capital ratio was 7.40 to 1. The Company's minimum net capital requirement is $100,000.

RELATED PARTY TRANSACTIONS

A $100,000 loan subordinated to the claims of general creditors bearing interest payable monthly at the rate of 7% per annum was due and paid by January 31, 2008, to the Company's 100% stockholder President. In addition, a new $150,000 subordinated loan was received by the President in September, 2008, at an interest rate of 8%. Interest expense paid to the stockholder during the year ended October 31, 2008 for these loans amounted to $2,750.

As of October 31, 2008, Employee Advances included $9,938 due from the Company's 100% stockholder President. Such amounts were repaid in the subsequent period.

OPERATING LEASES

The Company leases an automobile under a non-cancelable operating lease requiring future minimum monthly payments of $1,745 through May, 2010.

Auto lease expense amounted to $20,940.

OPERATING LEASES (Continued)

The Company leases office space in Fort Lee and Staten Island on a month-to-month basis. Additionally, the Company maintains a New York City office space lease through April 2011, at a rate of $10,375 per month during 2008, with increases of 2% cumulatively annually.

The total office lease expense amounted to $262,665.

401K PLAN

The Company maintains a 401k employee retirement plan for all eligible full time employees. No employer match contributions have been included in the plan provisions.

INCOME TAXES

The income tax benefit (expense) is comprised of the following:

	Federal	State	Total
Current tax benefit (expense)	$ 118,462	$ (3,509)	$ 114,953
Deferred tax benefit	27,000	52,000	79,000
Total	$ 145,462	$ 48,491	$ 193,953

During the year ended October 31, 2008, the Company incurred a net operating loss of $360,000 for federal and state tax reporting purposes. The tax effect of the net operating loss resulted in a current tax benefit of $126,000 and $1,600 for federal and state purposes, respectively, and a deferred tax benefit of $27,000 and $52,000, respectively. Such deferred tax asset has been classified as non-current on the balance sheet as the recovery of the asset may not occur in the current period.

For income tax reporting purposes, the net operating losses have been elected to be carried back two years to yield combined refunds receivable of approximately $127,600. Remaining net operating losses and deductible temporary differences of approximately $79,000 and $420,000 for federal and state tax purposes, respectively, are available to offset future taxable income, expiring in 2028 and 2015, respectively.

No valuation allowance was established for deferred tax assets at October 31, 2008 since the Company's management believes that is is more likely than not the Company will realize the benefit of the net operating losses and deductible temporary differences based on the level of historical and projected future taxable income.

RESTRICTED CASH AND LEASE GUARANTEE

The Company is required to maintain a standby letter of credit in the amount of $28,200 through May 2009. The letter of credit is to guarantee payment of leased office space in the event the Company does not pay in a timely manner. The Company has pledged a money market bank account as collateral. As of October 31, 2008, no amounts were drawn on the letter of credit.

AGENT DEPOSIT

The Company maintains a deposit of $25,000 under terms of an agreement with one of its agents. Pursuant to the agreement, the Company can apply the deposit as an offset against any unpaid indebtedness or liability of the agent due to the Company. Subsequent to October 31, 2008, the Company returned the deposit to the agent who transferred control of the operations. Based upon the historical performance of this location, the Company has determined the deposit requirement is no longer warranted for this location.

COMMITMENTS AND CONTINGENCIES

In October 2008, the Company completed its third of a six-year contract with its fully disclosed clearing agent. The contract requires minimum monthly charges, collateral deposit and net capital requirements. In the event of termination of this contract prior to its scheduled completion date, the Company would be liable to the clearing agent for its average monthly charge for the remaining months of the contract.

The Company has addressed compliance and regulatory matters cited by the FINRA and the Securities and Exchange Commission (SEC) during the regulators' examinations of the firm. During September, 2008, the Company reached a settlement with FINRA resolving outstanding matters.

Since June, 2007, the Company had been involved in a dispute with a former client regarding allegations against former and current Company registered representatives for alleged damages sustained plus legal costs. The matter progressed to a FINRA arbitration, and in June, 2008, the Company settled and paid the arbitration claim for $80,000, as well as asserted an indemnification claim against its former representative for such settlement, plus legal fees incurred. The Company was awarded compensatory damages plus legal fees totaling $136,780 from the former representative by the FINRA arbitration panel. Such receivable is currently included on the Company's balance sheet under 'Miscellaneous Receivables.' While the former representative has appealed the award, the Company is contesting such appeal, and also seeking its costs and legal fees associated with the motion. The Company considers the appeal to be without merit and expects to prevail in the confirmation of the arbitration award, however, as of October, 31, 2008, the matter remains unresolved.

In addition, the Company is currently involved in another FINRA dispute resolution matter with the same former registered representative noted above. This claim has been brought by the Company alleging breach of contract and loss of income when the former representative hired two Company producing brokers despite restrictive covenants to the contrary. The matter is currently in arbitration and unresolved as of October 31, 2008.

The Company is also a party to various other legal actions arising in the normal course of business. Management believes that the disposition of these actions will not have a material adverse effect on the financial position or results of operations of the Company.

Sloan Securities Corp.
Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
October 31, 2008

NET CAPITAL	
Total Stockholders' Equity	$ 375,829
Add: Subordinated borrowings allowance in computation of net capital	350,000
Total Capital and Allowable Subordinated Borrowings	725,829
Deductions and/or Charges:	
Non-allowable assets:	
Fixed assets	92,838
Commissions receivable	63,732
Employee advances	10,256
Prepaid income taxes	13,500
Income tax refunds receivable	142,149
Miscellaneous receivables	157,213
Prepaid expenses and other assets	10,362
Securities not readily marketable	112
Deferred income taxes	79,000
Total Non-Allowable Assets	569,162
Net Capital Before Haircuts on Securities Positions	156,667
Haircut on marketable securities:	
Trading and investment securities	4,244
Undue concentrations	1,545
Total Haircut on Marketable Securities	5,789
Net Capital	$ 150,878
Aggregate Indebtedness from Statement of Financial Condition	$ 1,087,776
Unrecorded Contingent Liabilities:	
Letter of credit to landlord	28,200
AGGREGATE INDEBTEDNESS	$ 1,115,976
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum Net Capital Required (6 2/3% of aggregate indebtedness)	$ 74,398
Minimum Dollar Net Capital Requirement	$ 100,000
Excess Net Capital at 1,500 percent	$ 50,878
Excess Net Capital at 1,000 percent	$ 39,280
Ratio of Aggregate Indebtedness to Net Capital	7.40 to 1

There were no material differences between the computation of net capital presented and the Company's amended Focus Filing IIA of Form X-17A-5 as of October 31, 2008. No reconciliation has been included.

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS
380 Foothill Road • P.O. Box 6483 • Bridgewater, NJ 08807-0483
Phone: 908-231-1000 • FAX: 908-231-6894
Website: www.rrbb.com • E-Mail: info@rrbb.com

Independent Auditors' Report on Internal Control Structure

To the Board of Directors and Stockholder of
Sloan Securities Corp.

In planning and performing our audit of the financial statements of Sloan Securities Corp. (the Company) as of and for the year ended October 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Sloan Securities Corp. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. The Company introduces and forwards as a broker all transactions and accounts of customers to clearing brokers who carry such accounts on a fully disclosed basis; the Company handles no funds or securities of such customers. The Company effects transactions in securities for its own account through the clearing broker. Due to the nature of its business, the Company is exempt from rule 15c3-3 and various other SEC Rules and Regulations. Accordingly, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. At October 31, 2008, the Company was in compliance with the conditions of its exemption from rule 15c3-3 and no facts came to our attention during our audit that indicated that such conditions had not been complied with during the year under review. The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to above. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to above and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2008 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and various state regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
December 18, 2008

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